UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission File Number: 001-41693

Zapp Electric Vehicles Group Limited

87/1 Wireless Road

26/F Capital Tower

All Seasons Place

Lumpini, Patumwan

Bangkok 10330 Thailand

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Entry into a Standby Equity Purchase Agreement

On February 10, 2024, Zapp Electric Vehicles Group Limited (“Zapp EV” or the “Company”) entered into a Standby Equity Purchase Agreement (“SEPA”) with YA II PN, LTD (the “Investor”), a Cayman Islands exempt limited partnership that is an affiliate of Yorkville Advisors Global, LP, pursuant to which the Company has the right to sell to the Investor up to $10 million (“the Commitment Amount”) of its ordinary shares, subject to certain limitations and conditions set forth in the SEPA, from time to time during the term thereof.

Under the agreement, the Investor has agreed to advance to the Company $1.5 million in two tranches (the “Pre-Paid Advance”) in exchange for convertible promissory notes (the “Convertible Notes”). The first advance of $500,000 will be disbursed upon the filing of the Company’s Annual Report on Form 20-F for the fiscal year ended September 30, 2023 not later than February 26, 2024, which is the Company’s anticipated timing for such filing. The balance of $1.0 million will be disbursed within two trading days after the effectiveness of a registration statement registering the resale of all shares issuable under the SEPA. The purchase price for the Pre-Paid Advance is 95% of the principal amount thereof. For so long as a balance remains outstanding under the Convertible Notes, the Investor in its discretion may deliver a notice under the SEPA requiring the issuance and sale of Company shares to Investor at a purchase price equal to the Conversion Price (as defined) in effect at the time of delivery of the Investor’s notice, which shall offset such balance outstanding under the Convertible Notes (each an “Investor Advance”).

Thereafter, subject to certain conditions and limitations, the Company will have the right, but not the obligation, from time to time during the term of the SEPA, to direct Investor to purchase specified numbers of Company shares, priced according to the SEPA (each, an “Advance”), by delivering written notice to Investor (each an “Advance Notice”).

Other than in respect of an Investor Advance, the Company will control the timing and amount of any sales of shares under the SEPA, however, except as set forth in the SEPA, the Company will not be able to request Advances until the Convertible Notes have been repaid. The Company’s decision to effect Advances under the SEPA, and the amount of aggregate net proceeds to be received, will depend on a variety of factors from time to time, which may include, among other things, market conditions, the trading price of the Company’s shares, and determinations by the Company as to the appropriate sources and uses of funding for its business and operations.

The foregoing summary of the SEPA is qualified in its entirety by reference to the text of SEPA and the associated Registration Rights Agreement executed concurrently therewith, which are furnished as Exhibit 99.1 and Exhibit 99.2 hereto, respectively, and incorporated by reference herein. The Company issued a press release on February 13, 2024 announcing the SEPA, which is furnished as Exhibit 99.3 hereto and is incorporated herein by reference.

No Offer or Solicitation

This Current Report on Form 6-K shall not constitute an offer to sell or a solicitation of an offer to buy any shares or other securities of the Company, nor shall there be any sale of securities in any state or other jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or other jurisdiction.

Forward-Looking Statements

This Form 6-K contains forward-looking statements that involve risks and uncertainties. Such risks and uncertainties include without limitation the Company’s ability to regain and maintain compliance with Nasdaq’s rules for continued listing of its shares, the concomitant risk that its shares may be delisted by Nasdaq, market and business conditions, and other risks detailed from time to time in the Company’s periodic reports and other filings with the U.S. Securities and Exchange Commission. You are cautioned not to place undue reliance on forward-looking statements, which are based on the Company’s current expectations and assumptions and speak only as of the date of this Form 6-K. The Company does not intend to revise or update any forward-looking statements in this Form 6-K as a result of new information, future events or otherwise, except as required by law.

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Standby Equity Purchase Agreement, dated February 10, 2024, between Zapp Electric Vehicles Group Limited and YA II PN, Ltd.
99.2	Registration Rights Agreement, dated February 10, between Zapp Electric Vehicles Group Limited and YA II PN, Ltd.
99.3	Press release issued by Zapp Electric Vehicles Group Limited, dated February 13.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ZAPP ELECTRIC VEHICLES GROUP LIMITED

Date: February 14, 2024	By:	/s/ Swin Chatsuwan
	Name:	Swin Chatsuwan
	Title:	Chief Executive Officer